Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

82-34

Date: Thu 09 May 2002 02:02:42 AM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION
:
:

SUPPL

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Weekly Drilling Report - w/e 9 May
:
:
:

Number of pages (incl. cover sheet): 2

dlw 5/31

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Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 9th May 2002

Wildcat Exploration Well

Crocker Perkins 2

Type	Gas Exploration Wildcat	
Location	Texas USA Mikeska Project, Live Oak County,	
Status at 0500hrs 08/05/02 (Houston Time)	Drilling ahead directional hole. The current depth is 3301m with 527m progress for the week.	
Planned Total Depth	3960m	
Interest	Santos Group	45.0 %
Operator	Santos Group	

Enquiries: Dr Graeme Bethune
General Manager - Finance & Investor Relations
ph. 08 8218 5157
fax. 08 8218 5970

During the week ending 9th May 2002 Santos Limited also participated in 3 appraisal and 7 development wells.
A complete list of Santos' drilling activity is available from www.santos.com